Performance Trust Capital Partners, LLC

November 12, 2024

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Security Midwest Bancorp, Inc.
      Registration Statement on Form S-1 (Commission File No. 333-282067)
      Withdrawal of Request for Acceleration of Effective Date

Ladies and Gentlemen:

Reference is made to our letter dated November 7, 2024, filed as correspondence via EDGAR on November 7, 2024, in which we joined in the request of Security Midwest Bancorp, Inc. to accelerate the effective date of the above-referenced Registration Statement for Tuesday, November 12, 2024 at 3:00 p.m. Eastern time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

PERFORMANCE TRUST CAPITAL PARTNERS, LLC

/s/ Allan D. Jean

Allan D. Jean
Director, Investment Banking